

19005502

DB

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

<p style="text-align:center;">MM/DD/YY   MM/DD/YY</p>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr, Riggs & Ingram Capital Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7035 Halcyon Park Drive

(No. and Street)

Montgomery	AL	36117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel Sikes (334)467-1092

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC

(Name – if individual, state last, first, middle name)

200 East Broad Street	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, __William H. Carr_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Carr, Riggs & Ingram Capital Advisors, LLC_____ , as
of __December 31_____ , 20 __18____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

J. HOLLY HOLLIS My Commission Expires June 26, 2021 (Notary Seal: STATE OF ALABAMA, NOTARY PUBLIC)	_(signature)_ Signature Managing Member Title

(signature)
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Carr, Riggs & Ingram Capital Advisors, LLC
Enterprise, Alabama

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carr, Riggs & Ingram Capital Advisors, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, "the financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented

in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Elliott Davis, LLC

Franklin, Tennessee
February 4, 2019

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Financial Condition

December 31,		2018
Assets		
Current Assets		
Cash and cash eqivalents	$	380,691
Prepaid rent		2,500
Security deposit		3,335
Total current assets		386,526
Fixed Assets		
Furniture and equipment		21,760
Accumulated depreciation		(3,420)
Total fixed assets		18,340
Total assets	$	404,866
Current Liabilities		
Accounts payable	$	12,566
Accrued liabilities		13,965
Deferred revenues		5,902
Due to related company		24,997
Total current liabilities		57,430
Members' Equity		347,436
Total liabilities and members' equity	$	404,866

See accompanying notes to financial statements.

Year ended December 31,	2018
Revenues	
Investment banking	$ 244,064
Expenses	
Advertising and marketing	57,067
Computer expense	104,596
Consulting fees	63,557
Continuing education	1,673
Depreciation	2,299
Dues and subscriptions	14,240
Meals and entertainment	8,633
Office supplies	13,661
Other expenses	7,171
Postage	2,028
Professional fees	23,640
Rent	30,000
Repairs and maintenance	3,960
Retirement expense	10,137
Salaries and employee benefits	589,901
Taxes and licenses	54,014
Telephone expense	6,853
Travel	50,326
Utilities	5,058
Total expenses	1,048,814
Net loss	$ (804,750)

Year ended December 31,		**2018**
Balance at December 31, 2017	$	902,186
Capital contributions		550,000
Distributions to members		(300,000)
Net loss		(804,750)
Balance at December 31, 2018	$	347,436

Year ended December 31,		2018
Cash Flows from Operating Activities:		
Net loss	$	(804,750)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		2,299
Decrease in accounts receivable		20,000
Decrease in accounts payable		(17,070)
Increase in accrued liabilities		13,965
Increase in deferred revenues		1,107
Decrease in due to related company		(19,928)
Net cash used in operating activities		(804,377)
Cash Flows from Investing Activities:		
Purchase of furniture and equipment		(3,733)
Net cash used in investing activities		(3,733)
Cash Flows from Capital and Financing Activities:		
Capital contributions		550,000
Distributions to members		(300,000)
Net cash provided by capital and financing activities		250,000
Net Change in Cash and Cash Equivalents		(558,110)
Cash and Cash Equivalents, beginning of year		938,801
Cash and Cash Equivalents, end of year	$	380,691

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carr, Riggs & Ingram Capital Advisors, LLC (the "Company"), a limited liability company organized in August 2010, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on November 10, 2011 upon obtaining its broker-dealer registration. During 2015 the Company changed its name from Carr, Riggs & Ingram Transaction Advisors, LLC to Carr, Riggs & Ingram Capital Advisors, LLC. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company is a wholly owned subsidiary of Carr, Riggs & Ingram Capital, LLC.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is generally computed based upon agreed-upon percentages of the sales price for the businesses sold by the Company, and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from commitment fees, generally paid in advance and credited against the final sales transaction fee, is recognized using the straight line method over the estimated term of the contract.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitations for Internal Revenue Service (IRS) examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest or penalties related to taxes incurred as of year-end.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage limits.

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is stated at cost. Depreciation of property and equipment is provided for using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense when incurred. Depreciation expense for the year ended December 31, 2018, was $2,299.

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

Recently Issued Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods or services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company for reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of advisory fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2016, the ("FASB") amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the effect implementation of the new standard will have on its financial position, results of operations, and cash flows.

NOTE 3 – LEGAL CONTINGENCIES

The Company was not aware of or involved in any significant current or pending legal actions during the reporting period.

NOTE 4 – RELATED PARTIES

A company where the members serve as principals provides related party consulting, analyst and other services. The Company had outstanding obligations of $24,997 payable to this related party as of December 31, 2018. The Company has also entered into an agreement for this related party to provide human resources-related services as a co-employer with the Company's employees.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $323,261, which was $318,261 in excess of its required net capital of $5,000, and the Company's net capital ratio is 6 to 1.

NOTE 6 – LEASES

The Company leases an office space in Montgomery, Alabama under an agreement that expires in January 2020. Total rent expense was $30,000 in 2018.

As of December 31, 2018, the future minimum lease payments under the current lease are as follows:

Year Ending	Amount
2019	$ 30,000
2020	$ 2,500

NOTE 7 – FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2018, consisted of the following:

Furniture and equipment	$ 21,760
Less accumulated depreciation	(3,420)
Net furniture and equipment	$ 18,340

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2018 through the date the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that required recognition or disclosure in the notes to the December 31, 2018 financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Supplemental Schedule of Computation of
Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31,		2018
Net Capital		
Total members' equity	$	347,436
Deductions and/or charges:		
Non-allowable assets:		(24,175)
Net capital	$	323,261
Aggregate Indebtedness	$	57,430
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,000
Net capital in excess of the greater of 6 2/3% of aggregate		
indebtness or minimum net capital requirement		318,261
Ratio: Aggregate indebtness to net capital		17.77%
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report		
Part II, as amended	$	323,261
Net audit adjustments		-
Net capital per above	$	323,261



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Carr, Riggs & Ingram Capital Advisors, LLC
Enterprise, Alabama

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Carr, Riggs & Ingram Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Franklin, Tennessee
February 4, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Carr, Riggs & Ingram Capital Advisors, LLC
Enterprise, Alabama

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Carr, Riggs & Ingram Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Franklin, Tennessee
February 4, 2019



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Carr, Riggs & Ingram Capital Advisors, LLC
Enterprise, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Carr, Riggs & Ingram Capital Advisors, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

b. Compared the Total Revenue amounts reported on the annual audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

e. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Franklin, Tennessee
February 4, 2019